UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)

Carrier Global Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14448C104
(CUSIP Number)

Viessmann Generations Group GmbH & Co. KG

Im Birkenried 1

35088 Battenberg (Eder)

Germany

+49 (0) 6452 9296 000

With a copy to:

Leo Borchardt

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

United Kingdom
Telephone: +44 20 7418 1334

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14448C104

1	Name of Reporting Person Viessmann Generations Group GmbH & Co. KG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 14448C104

1	Names of Reporting Person Viessmann Komplementär B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 14448C104

1	Names of Reporting Person Viessmann Zweite Beteiligungs B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 14448C104

1	Names of Reporting Person Maximilian Viessmann
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 14448C104

1	Names of Reporting Person Viessmann Traeger HoldCo GmbH
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 52,748,063 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,748,063 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,748,063 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.88% (See item 5)
14	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2024 (the “Original Schedule 13D”), as amended by Amendment No. 1 as filed with the SEC on March 21, 2024 (the “Amendment No. 1”), as amended by Amendment No. 2 as filed with the SEC on November 13, 2024 (the “Amendment No. 2”), as amended by Amendment No. 3 as filed with the SEC on November 15, 2024 (the “Amendment No. 3”) (as so amended, the “Schedule 13D”), and is being filed jointly by (i) Viessmann Generations Group GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (“Viessmann Group KG”), (ii) its sole general partner, Viessmann Komplementär B.V., a limited liability company (besloten venootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Viessmann GP”), (iii) its managing limited partner, Viessmann Zweite Beteiligungs B.V., a limited liability company (besloten venootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Viessmann LP”), (iv) Maximilian Viessmann, as a director and the controlling stockholder of each of Viessmann GP and Viessmann LP, and (v) Viessmann Traeger HoldCo GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany and a direct wholly owned subsidiary of Viessmann Group KG (“Viessmann HoldCo”).

The purpose of this Amendment is to report that, as a result of an internal reorganization and pursuant to that certain Contribution Agreement dated November 19, 2024 by and between Viessmann Group KG and Viessmann HoldCo (the “Contribution Agreement”), Viessmann Group KG transferred an additional 5,860,896 shares of Common Stock to Viessmann HoldCo in the form of a contribution to the capital of Viessmann HoldCo. The internal reorganization resulted in no change to the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All disclosure in respect of items contained in the Schedule 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

On November 19, 2024, Viessmann Group KG and Viessmann Holdco entered into the Contribution Agreement, pursuant to which Viessmann Group KG transferred an additional 5,860,896 shares of Common Stock to Viessmann HoldCo in the form of a contribution to the capital of Viessmann HoldCo.

Item 5: Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of November 20, 2024, the Reporting Persons may be deemed to have beneficially owned an aggregate of 58,608,959 shares of Common Stock, representing approximately 6.53% of the total outstanding shares of Common Stock (such percentage is calculated based on 897,227,361 shares of Common Stock outstanding as of October 15, 2024 according to the Issuer’s quarterly report on Form 10-Q for the three and nine months ended September 30, 2024 filed with the SEC on October 25, 2024). As of November 20, 2024, Viessmann Group KG was the record and beneficial owner of 5,860,896 shares of Common Stock and Viessmann HoldCo was the record and beneficial owner of 52,748,063 shares of Common Stock. Each of Viessmann GP, as the sole general partner of Viessmann Group KG, Viessmann LP, as the managing limited partner of Viessmann Group KG, and Mr. Viessmann, as the director and controlling stockholder of each of Viessmann GP and Viessmann LP, may be deemed to be the beneficial owner of the shares of Common Stock held by each of Viessmann Group KG and Viessmann HoldCo. In addition, Viessmann Group KG, as the sole stockholder of Viessmann HoldCo, may be deemed to be the beneficial owner of the shares of Common Stock held by Viessmann HoldCo.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

Contribution Agreement

On November 19, 2024, Viessmann Group KG and Viessmann HoldCo entered into the Contribution Agreement, pursuant to which Viessmann Group KG transferred an additional 5,860,896 shares of Common Stock to Viessmann HoldCo in the form of a contribution to the capital of Viessmann HoldCo.

Item 7: Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of November 13, 2024, by and among Viessmann Traeger HoldCo GmbH, Viessmann Generations Group GmbH & Co. KG, Viessmann Komplementär B.V., Viessmann Beteiligungs AG, Viessmann Zweite Beteiligungs B.V. and Maximilian Viessmann (incorporated by reference to Exhibit 99.1 to the Amendment No. 2).
Exhibit 99.2	Share Purchase Agreement, dated as of April 25, 2023, by and among Carrier Global Corporation, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH) and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).
Exhibit 99.3	Post-Closing Amendment to Share Purchase Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Johann Purchaser GmbH and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).
Exhibit 99.4	Investor Rights Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).
Exhibit 99.5	License Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Group GmbH & Co. KG and Carrier Innovative Technologies GmbH (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D).
Exhibit 99.6	Transitional Services Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Climate Solutions SE and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.6 to the Original Schedule 13D).
Exhibit 99.7	Limited Power of Attorney of Maximilian Viessmann, dated as of November 13, 2024 (incorporated by reference to Exhibit 99.7 to the Amendment No. 2).
Exhibit 99.8	Contribution Agreement, dated as of March 21, 2024, by and among Viessmann Group GmbH & Co. KG and Johanna 391 Vermögensverwaltungs GmbH (subsequently renamed to Viessmann Traeger HoldCo GmbH) (incorporated by reference to Exhibit 99.8 to the Amendment No. 1).
Exhibit 99.9	Contribution Agreement, dated as of November 12, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.9 to the Amendment No. 2).
Exhibit 99.10	Contribution Agreement, dated as of November 14, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.10 to the Amendment No. 3).
Exhibit 99.11	Contribution Agreement, dated as of November 19, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2024

VIESSMANN GENERATIONS GROUP GMBH & CO. KG

By: Viessmann Komplementär B.V., its sole general partner

By:	/s/ Maximilian Viessmann
	Name:	Maximilian Viessmann
	Title:	President and Chief Executive Officer

VIESSMANN KOMPLEMENTÄR B.V.

By:	/s/ Maximilian Viessmann
	Name:	Maximilian Viessmann
	Title:	President and Chief Executive Officer

VIESSMANN ZWEITE BETEILIGUNGS B.V.

By:	/s/ Maximilian Viessmann
	Name:	Maximilian Viessmann
	Title:	President and Chief Executive Officer

/s/ Maximilian Viessmann
MAXIMILIAN VIESSMANN

VIESSMANN TRAEGER HOLDCO GMBH

By:	/s/ Maximilian Viessmann
	Name:	Maximilian Viessmann
	Title:	Managing Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of November 13, 2024, by and among Viessmann Traeger HoldCo GmbH, Viessmann Generations Group GmbH & Co. KG, Viessmann Komplementär B.V., Viessmann Beteiligungs AG, Viessmann Zweite Beteiligungs B.V. and Maximilian Viessmann (incorporated by reference to Exhibit 99.1 to the Amendment No. 2).
Exhibit 99.2	Share Purchase Agreement, dated as of April 25, 2023, by and among Carrier Global Corporation, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH) and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).
Exhibit 99.3	Post-Closing Amendment to Share Purchase Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Johann Purchaser GmbH and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).
Exhibit 99.4	Investor Rights Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).
Exhibit 99.5	License Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Group GmbH & Co. KG and Carrier Innovative Technologies GmbH (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D).
Exhibit 99.6	Transitional Services Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Climate Solutions SE and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.6 to the Original Schedule 13D).
Exhibit 99.7	Limited Power of Attorney of Maximilian Viessmann, dated as of November 13, 2024 (incorporated by reference to Exhibit 99.7 to the Amendment No. 2).
Exhibit 99.8	Contribution Agreement, dated as of March 21, 2024, by and among Viessmann Group GmbH & Co. KG and Johanna 391 Vermögensverwaltungs GmbH (subsequently renamed to Viessmann Traeger HoldCo GmbH) (incorporated by reference to Exhibit 99.8 to the Amendment No. 1).
Exhibit 99.9	Contribution Agreement, dated as of November 12, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.9 to the Amendment No. 2).
Exhibit 99.10	Contribution Agreement, dated as of November 14, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.10 to the Amendment No. 3).
Exhibit 99.11	Contribution Agreement, dated as of November 19, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH.